SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

[     ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

PAGE
NUMBER

Independent Auditor's Report	2

Financial Statements:
Net assets available for benefits	3
Changes in net assets available for benefits	4
Notes to financial statements	5 to 7

Financial Schedule:
Schedule of assets held for
investment purposes - December 31, 2003	8

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REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan
Harleysville, PA

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

Bala Cynwyd, PA
May 28, 2004

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31
	2003	2002

Assets:
Investments, at current value:
Mutual funds	$5,192,083	$4,260,617
Met-Pro Corporation common stock	1,834,450	1,060,892

Receivables:
Loans receivable	37,772	53,632
Contribution receivable, employee	28,219	31,126
Contribution receivable, employer	7,898	8,506

Total assets	7,100,422	5,414,773

Liabilities:
Cash overdraft	5,986	-
Return of excess contributions
and earnings, employees	-	1,778

Total liabilities	5,986	1,778

Net assets available for benefits	$7,094,436	$5,412,995

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2003	2002

Additions:
Contributions:
Employees	$757,708	$751,657
Employer	203,574	206,817

Total additions	961,282	958,474

Deductions:
Benefits paid to beneficiaries
and terminated employees	702,056	793,357
Administration expenses	7,456	7,589

Total deductions	709,512	800,946

Investment activity:
Dividends and interest	74,143	60,615
Unrealized appreciation (depreciation):
Mutual funds	700,551	(681,423)
Met-Pro Corporation common stock	588,323	81,589
Realized gain (loss):
Mutual funds	65,357	(78,363)
Met-Pro Corporation common stock	1,297	2,779

Total investment activity	1,429,671	(614,803)

Net increase (decrease)	1,681,441	(457,275)

Net assets available for benefits:
Beginning of year	5,412,995	5,870,270

End of year	$7,094,436	$5,412,995

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.   Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of Met-Pro Corporation ("the Company"), except for employees of Mefiag B.V. and Flex Kleen Canada. Employees become eligible to be participants in the Plan upon completing twelve months of employment and having attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions - The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee's compensation may be deferred by having the Company contribute such amount on the employee's behalf to the Plan. The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer contributions - The Company may elect to contribute a matching percentage of one-half the participant's eligible contributions for the plan year up to 4% of eligible compensation.

The Company may also choose to contribute a discretionary amount to the Plan. No such contributions have been made in 2003 or 2002.

Forfeitures - Forfeitures by terminated employees of amounts not vested are reallocated to remaining participant accounts at year end. Employee forfeited, nonvested amounts were $8,076 and $8,829 for the years ended December 31, 2003 and 2002, respectively.

Investment options - Participants can direct their allocable balances into mutual funds and sponsor corporate stock managed by PNC Advisors.

Participant accounts - Each participant's account is credited with his or her salary deferral contribution, employer matching contribution, if any, forfeitures and an allocation of net investment income and charged with an allocation of administrative expenses. Allocations are based on the participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may change their investment options at any time.

Amounts allocated to persons who terminated from the Plan but have not been paid totaled $2,182,707 and $1,851,441 at December 31, 2003 and 2002, respectively.

Participant loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less. The loans are collateralized by the balance in the participant's account and bear interest at rates ranging from 5% to 10.5%, which are commensurate with local prevailing rates as determined by the Plan Administrator.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.   Description of the Plan - Continued

Vesting - Participants are immediately vested in their voluntary contributions. Vesting in the remainder of their accounts is based on years of credited service. A participant is 100 percent vested after six years of credited service.

Plan termination - The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   Summary of Significant Accounting Policies

Basis of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Contributions - Employer matching and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made. The participants designate what percentage of their contribution, along with the employer match, is allocated to the various funds.

Payments of benefits - Benefits are recorded when paid.

Investments - Investments in mutual funds and Met-Pro Corporation common stock held by the Plan are valued at quoted market prices. The difference between the year end market values and cost of current year acquisitions, and the difference between the beginning of the year and end of the year market values for assets held for the year is the unrealized appreciation (depreciation) and is included in the statement of changes in net assets available for benefits as net appreciation (depreciation).

Concentrations of credit risk - At December 31, 2003 and 2002, the Plan maintained 100% of its investments with PNC Advisors.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Tax Status

The Plan and related trust agreement are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has elected to utilize the PNC Bank prototype Plan which received favorable status November 19, 2001.

4.   Administration of Plan Assets

The Plan’s assets, which consist principally of investments, are held by the Trustee of the Plan. Certain administrative functions are performed by employees of the Company. No such employee received compensation from the Plan.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

5.   Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2003	2002

Fidelity Advisor Equity Growth Fund	$431,438	$299,545
Janus Adviser Balance	433,441	354,596
Janus Adviser Capital Appreciation Fund	521,468	394,091
Janus Adviser Growth and Income Fund	984,360	850,521
Janus Adviser Growth Fund	550,402	484,497
Met-Pro Corporation Common Stock	1,834,450	1,060,892
BlackRock Money Market Fund	891,471	867,696

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

EIN 23-1683282
PLAN NUMBER 009

(a)	(b)	(c)	(d)	(e)

		DESCRIPTION OF INVESTMENT
		INCLUDING MATURITY
	IDENTITY OF ISSUE,	DATE, RATE OF INTEREST,
	BORROWER, LESSOR,	COLLATERAL, PAR OR		CURRENT
	OR SIMILAR PARTY	MATURITY VALUE	COST	VALUE
	Mutual Funds:
	AIM Basic Value Fund	Mutual fund, 1,189 shares	$ 29,970	$ 34,780
	AIM Small Cap Equity Fund	Mutual fund, 1,302 shares	13,159	15,664
	AIM Small Cap Growth Fund	Mutual fund, 1,981 shares	46,395	50,935
	BlackRock Balanced Fund	Mutual fund, 25,025 shares	349,552	342,839
	BlackRock Core Bond
	Total Return Fund	Mutual fund, 26,112 shares	257,252	252,242
	BlackRock Index Equity Fund	Mutual fund, 9,110 shares	186,490	193,855
	BlackRock Money Market Fund	Mutual fund, 659,860 shares	789,239	891,471
	Federated Mid-Cap Index Fund	Mutual fund, 6,128 shares	103,787	116,305
	Fidelity Advisor Equity Growth Fund	Mutual fund, 9,691 shares	515,892	431,438
	Fidelity Advisor Value Strategic Fund	Mutual fund, 2,438 shares	64,956	77,121
	Investment Company of America	Mutual fund, 543 shares	14,060	15,647
	Janus Adviser Balanced Fund	Mutual fund, 18,374 shares	410,022	433,441
	Janus Adviser Capital
	Appreciation Fund	Mutual fund, 24,471 shares	491,849	521,468
	Janus Adviser Growth Fund	Mutual fund, 27,798 shares	545,608	550,402
	Janus Adviser Growth
	and Income Fund	Mutual fund, 66,511 shares	947,735	984,360
	Janus Adviser International Fund	Mutual fund, 4,051 shares	89,756	98,307
	Met-Pro Stock Liquidity Fund	Mutual fund, 11,201 shares	11,201	11,201
	Putnam Capital Opportunities Fund	Mutual fund, 1,983 shares	17,041	19,535
	Putnam Small Cap Value Fund	Mutual fund, 4,279 shares	56,816	70,695
	Washington Mutual Investors Fund	Mutual fund, 2,793 shares	74,144	80,377
			5,014,924	5,192,083

	Met-Pro Corporation Stock	Common stock, 113,941 shares	1,081,466	1,834,450

*	Participant loans	5% - 10.5%; interest with
		varying maturity dates	-	37,772
			$6,096,390	$7,064,305

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MET-PRO CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                                                      Met-Pro Corporation Retirement Savings Plan

                June 28, 2004                                                                                              By: /s/ Gary J. Morgan
                        Date                                                                                                             Gary J. Morgan
                                                                                                                                             Plan Administrator

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MET-PRO CORPORATION

Exhibit Index

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith